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                                                                    EXHIBIT 3(C)

                              ARTICLES OF AMENDMENT
                                     TO THE
                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                              CLAIRE'S STORES, INC.

1.       The name of the corporation is Claire's Stores, Inc. (the
"Corporation").

2. Section 1 of the Fourth Article of the Corporation's Amended and Restated Articles of Incorporation is hereby deleted and the following is substituted therefor:

         "FIRST. (1) The aggregate number of shares of capital stock which the Corporation shall have authority to issue is 341,000,000 shares, consisting of 300,000,000 shares of Common Stock, par value $0.05 per share (the "Common Stock"), 40,000,000 shares of Class A Common Stock, par value $0.05 per share (the "Class A Common Stock"), and 1,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"), 100,000 of which have been designated as Series A Junior Participating Preferred Stock.

3. On December 19, 2003, the Corporation effected a 2-for-1 stock split (the "Stock Split") on its Common Stock and Class A Common Stock by means of a distribution of (i) one share of Common Stock to holders of record on December 5, 2003 (the "Effective Date") of Common Stock, and (ii) one share of Class A Common Stock to holders of record on the Effective Date of Class A Common Stock.

4. As a result of the Stock Split, every one share of the Common Stock issued and outstanding on the Effective Date was automatically converted without further action into two (2) fully paid and nonassessable shares of Common Stock, and following the Effective Date, the Corporation issued a certificate representing one additional share of Common Stock of the Corporation for each share of such Common Stock held by each holder of record at the close of business on the Effective Date.

5. As a result of the Stock Split, every one share of the Class A Common Stock issued and outstanding on the Effective Date was automatically converted without further action into two (2) fully paid and nonassessable shares of Class A Common Stock, and following the Effective Date, the Corporation issued a certificate representing one additional share of Class A Common Stock of the Corporation for each share of such Class A Common Stock held by each holder of record at the close of business on the Effective Date.

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6.       These Articles of Amendment do not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and do not result in the percentage of authorized shares that remain unissued after the Effective Date exceeding the percentage of authorized shares that were unissued before the Effective Date.

7. These Articles of Amendment were duly adopted by the Board of Directors of the Corporation on December 5, 2003, without shareholder approval, effective as of the Effective Date. Pursuant to Section 607.10025 of the Florida Statutes, no shareholder approval is necessary to effectuate these Articles of Amendment.

         IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed these Articles of Amendment as of the Effective Date.

                              CLAIRE'S STORES, INC.

                              By: /s/ Ira D. Kaplan
                                  ------------------------------
                                  Name: Ira D. Kaplan
                                  Title: Chief Financial Officer